EXHIBIT 99.1

Golar releases 2025 Environmental, Social and Governance report

Golar LNG Limited is pleased to announce the publication of its 2025 Environment, Social and Governance Report.

During 2025, our operating FLNG fleet grew and production increased. Amongst several achievements across the metrics we track, we recorded a record-low level of retainage on the fully utilised Gimi, while Hilli continued to deliver market-leading operational performance. LNG was produced more efficiently with both FLNGs outperforming their already competitively low carbon-intensity targets as a result.

Further details on our performance across our five key focus areas—Health, Safety and Security; Environmental Impact; People and Communities; Innovation and Transition; and Governance and Ethics—are available in our 2025 report on our website here.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
October 23, 2026
Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão – CFO

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act